Exhibit 99.1
FCA announces that the previously declared special cash distribution has become unconditional

FCA announced today that the cash distribution declared on January 4, 2021 has become unconditional.

As previously announced, the special cash distribution of €1.84 per common share corresponding to a total distribution of approximately €2.9 billion (the “cash distribution”) is payable to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021.

The calendar for the cash distribution for both the New York Stock Exchange (“NYSE”) and the Mercato Telematico Azionario (“MTA”) is as follows: (i) ex-date on Thursday, January 14, 2021; (ii) record date on Friday, January 15, 2021 and (iii) payment date on January 29, 2021. Shareholders holding common shares traded on the NYSE will receive the dividend in U.S. dollars at the official USD/EUR exchange rate reported today by the European Central Bank.

While payment of the cash distribution will occur after closing of the merger, for the avoidance of doubt, no dividend will be payable with respect to shares of Stellantis issued to former shareholders of PSA upon effectiveness of the merger, or to any shareholder purchasing Stellantis shares after effectiveness of the merger. As previously announced, Stellantis’ common shares will begin trading on the Mercato Telematico Azionario in Milan and Euronext in Paris on Monday, January 18, 2021, and on the New York Stock Exchange on Tuesday, January 19, 2021, in each case under the ticker symbol “STLA”.

London, January 13, 2021

For further information:
tel.: +39 (011) 00 31111
Email: mediarelations@fcagroup.com
www.fcagroup.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the SEC (including the registration statement on Form F-4 filed with the SEC on July 24, 2020, as amended, which was declared effective on November 20,2020), the AFM and CONSOB and PSA’s filings with the AMF.